Filed by Plains Exploration & Production Company
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Plains Exploration & Production Company
Registration Statement No. 333-185747

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EDITED TRANSCRIPT

PXP - Q1 2013 Plains Exploration & Production Company Earnings

Conference Call

EVENT DATE/TIME: MAY 02, 2013 / 1:00PM GMT

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MAY 02, 2013 / 1:00PM, PXP - Q1 2013 Plains Exploration & Production Company Earnings Conference Call

CORPORATE PARTICIPANTS

Scott Winters Plains Exploration & Production Co - VP Corporate Planning & Research

Jim Flores Plains Exploration & Production Co - Chairman, President & CEO

Winston Talbert Plains Exploration & Production Co - EVP, CFO

CONFERENCE CALL PARTICIPANTS

Leo Mariani RBC Capital Markets - Analyst

Brian Singer Goldman Sachs - Analyst

Dave Kistler Simmons & Company International - Analyst

Duane Grubert Susquehanna Financial Group - Analyst

Nicholas Pope Cowen Securities LLC - Analyst

Ron Mills Johnson Rice & Company - Analyst

Jorge Beristain Deutsche Bank - Analyst

PRESENTATION

Operator

Hello, and welcome to today’s PXP’s First Quarter Earnings Results Conference Call and Webcast. My name is Lisa, and I will be your event specialist. At this time, all lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session.

(Operator Instructions)

I would now like to turn today’s call over to your host, Mr. Scott Winters, Vice President Corporate Planning and Research. Please go ahead sir.

Scott Winters - Plains Exploration & Production Co - VP Corporate Planning & Research

Lisa, thank you, good morning everyone, and welcome to our conference call. Earlier this morning, we issued our first quarter earnings release. Our conference call today is being broadcast live on the internet, and anyone may listen to the call by accessing our Company website at PXP.com. The webcast and today’s press release are available on our Company’s website in the Investor Relations section.

Before we begin today’s comments, I would like to remind everyone that during this call there will be forward-looking statements as defined by the SEC. These statements are based on our current expectations and projections about future events, and involve certain assumptions, known as well as unknown risks, uncertainties, and other factors that could cause our actual results to differ materially. Please refer to our filings with the SEC, including our Form 10-K for a discussion of these risks. In our press release and our prepared comments this morning, we present non-GAAP measures. A reconciliation of non-GAAP financial measures to comparable GAAP financial measures is included with the press release. Please take a minute to review the reconciliations. References to oil in the press release and in our prepared comments this morning include crude oil, condensate, and natural gas liquid volumes.

On the call today is Jim Flores, our Chairman, President, and Chief Executive Officer, Doss Bourgeois, our Executive Vice President of Exploration and Production, Winston Talbert, our Executive Vice President and Chief Financial Officer, John Wombwell, our Executive Vice President and General Counsel, and Hans Myers, our Vice President Corporate Information Director.

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MAY 02, 2013 / 1:00PM, PXP - Q1 2013 Plains Exploration & Production Company Earnings Conference Call

During the first quarter of 2013, total daily sales volumes averaged 170.4 thousand barrels of oil equivalent, compared to 87.9 thousand BOE in the first quarter of 2012. This represents a 92% increase per diluted share. Total revenues were $1.2 billion, compared to $524 million in the first quarter of 2012. Net cash provided by operating activities was $819 million, compared to $335 million in the first quarter of 2012. Long-term debt, including current maturities, was reduced by $420 million to approximately $9.7 billion at quarter end 2013, compared to approximately $10.1 billion at year end 2012.

Cash expenditures for additions to oil and gas properties and leasehold acquisitions were $500 million, of which $106 million was funded by Plains Offshore Operations Inc, PXP’s consolidated subsidiary. And income from operations was $397 million, compared to $171 million in the first quarter of 2012.

For the first quarter of 2013, we reported net income attributable to common stockholders of $22.6 million or $0.17 per diluted share, compared to a net loss attributable to common stockholders of $82.3 million or $0.64 per diluted share for the first quarter of 2012. The increase primarily reflects higher oil revenues, and a gain on our investment in McMoRan Exploration Company common stock measured at fair value in 2013, compared to a loss in 2012, partially offset by higher DD&A expense. The significant transaction affecting comparisons between the periods is the fourth quarter 2012 Gulf of Mexico acquisition.

The first quarter of 2013 net income attributable to common stockholders, includes certain items affecting the comparability of operating results. Those items consist of realized and unrealized gains and losses on our mark to market derivative contracts, resulting in a net loss of $202 million, due in large part to higher crude oil forward prices. A $15.5 million unrealized gain on our investment in McMoRan Exploration Company common stock, debt extinguishment costs of $18.1 million, and other items. When considering these items, PXP reports adjusted net income attributable to common stockholders of $139.6 million or $1.05 per diluted share, compared to $77 million or $0.58 per diluted share for the same period in 2012.

First quarter oil revenues increased $691 million to approximately $1.16 billion, due to higher oil sales volumes, partially offset by lower oil prices. Oil sales volumes increased 160%, due to the addition of the Deepwater Gulf of Mexico assets and the continued volume growth in the Eagle Ford Field. The average realized oil price decreased $3.85 to $99.60 per barrel in the first quarter of 2013, from $103.45 per barrel in the first quarter of 2012. Brent crude oil price averaged $112.60 per barrel, compared to $118.42 per barrel in the first quarter of 2012. Oil sales price realizations before derivative transactions was 88% of Brent in the first quarter of 2013, compared to 87% in the first quarter of 2012.

First quarter natural gas revenues increased approximately 35% to $72 million, due to higher natural gas sales volumes and higher natural gas prices. Natural gas sales volumes increased 8%, due to the addition of the Gulf of Mexico assets and increased volumes from the Eagle Ford Field, partially offset by decreased production from our Haynesville Field. The average realized natural gas price increased $0.69 to $3.25 per Mcf in 2013, compared to $2.56 per Mcf in 2012. NYMEX gas price averaged $3.34 per Mcf, compared to $2.73 per Mcf in the first quarter of 2012. Natural gas sales price realizations before derivative transactions were 97% of NYMEX in the first quarter of 2013, versus 94% in the first quarter of 2012.

First quarter gross margin was $30.34 per BOE, and cash margin was $62.86 per BOE, a 14% and 27% increase compared to the first quarter of 2012 respectively. The cash margin per BOE improvement includes a $15.10 per BOE increase in revenue, a $0.69 per BOE or a 4% decrease in total production costs per BOE, and $1.29 per BOE realized loss on derivative instruments. A complete reconciliation can be located in Operating Data Table included in the press release.

With that, I’ll turn the call over to Jim.

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

Thank you Scott, and good morning everyone. I’ll keep my comments brief with the pending merger with Freeport Copper & Gold coming up with our shareholder vote date on May 20th. That’s May 20th. But I’ve got to be proud of the way PXP has continued to execute, as well as be supportive of the merger both in transactions and legal and a lot of the distractions along the way considering all the work that needs to get done. But the production continues to be strong.

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MAY 02, 2013 / 1:00PM, PXP - Q1 2013 Plains Exploration & Production Company Earnings Conference Call

Our integration of the offshore properties was accomplished, and we’re have now live as of May 1st. As far as operations, we’re waiting [Bessie] and our oil spill plan to be approved to become named operators. So we’ve had a great relationship with BP in the transition. I really want to shout out to them really thank you for their professionalism and working with us to get all of that accomplished. And welcome also to all our new employees offshore, and we’re very excited for you guys to be part of the Plains family. However, it may be short-lived, we may be part of the Freeport family here in about 18 or 19 days.

Well with that, also we want to thank all of the support from the service industry offshore that is really almost 95% of the - everybody just poured their hearts out for us, and really have understood our business plan and come to support it, and we’re very excited about accelerating our business plan and when we become part of the Freeport family.

With the operating cash flows and the revenues you see being so strong, obviously with oil prices where they are and our production continuing to be a high margin, you’ll notice in the back we’re a $62 margin, some of the highest margins in the industry because of our nets and our leases, and also our high realizations were HLS and NLS crude’s versus other WTIs and Canadian crude’s that you’ll see with other companies. This is the position that PXP wanted to be in in 2013. We fought very hard to get here, and real kudos to the whole organization for accomplishing those goals.

To where we have with these large margins a deep inventory of great projects, and that was exemplified by the Phobos discovery that we announced here last week. That although it didn’t reach our expectations in the shallower sands, the Pliocene and the Miocene they were not productive, but the lower tertiary sands were excellent. We have 250 pay on the top of a large structure, and we’re looking forward to that being a big part of the 2018, ‘19, and ‘20 production profile, which basically takes us through the end of the decade with a 10% to 15% oil gross story, which I think is second to none in the industry. So, as everything continues to hit on all cylinders at PXP, and we’re excited about looking forward to May 20th and getting on with the Freeport deal and all that means to everybody.

So with that, I’ll turn it back over to the operator for questions, and we can get through those. Operator?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Leo Mariani with RBC.

Leo Mariani - RBC Capital Markets - Analyst

Hello guys, just a quick question. I think in the press release you guys mentioned that Haynesville activity might be picking up a little bit, where there’s some rigs out there in the field. I just wanted to get just any color you had around that. Obviously gas prices have moved up quickly here, would you guys elect to participate in that going forward?

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

Leo, we’ll look at those on an individual basis. Obviously, if we’re going to keep Haynesville long term, then we need to continue to participate in interim of drilling of wells. I think what the strategy is from the standpoint is look at 2014 and the latter half of 2013 offsetting production declines, because there’s transportation costs out there for the operator that the lower the volumes get that the double bite that takes because they’re under producing as per their midstream commitments. So, from the standpoint as they nominate wells in the better areas then we’ll take a look at those and we could participate in some.

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MAY 02, 2013 / 1:00PM, PXP - Q1 2013 Plains Exploration & Production Company Earnings Conference Call

Leo Mariani - RBC Capital Markets - Analyst

Okay. And I guess in terms of the Eagle Ford, that production just continues to ramp up pretty aggressively for you guys. I wanted to get a sense of what your well costs are looking like these days, and if you see any reductions recently.

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

They’ve been pretty steady, Leo, from what we talked about in the $8.5 million range. Things are moving around. Services have gotten cheaper, but we’re drilling longer laterals, more than 6,000 to 6,700-foot laterals. So, there hadn’t been a tremendous change. The biggest change we’ve had is reduce our rig fleet out there and drilling the same number of wells if not more. We’ve gone from eight rigs to six rigs. We drill the same wells. Efficiencies continue. Our centralized production facility strategy has really paid off, and that’s where we’re going to pay off the next five years as we add wells so much cheaper to our central facilities, and with all the infrastructure in place. With our marketing basket of marking off LLS crude, and getting down to Corpus Christi and the premiums that it’s carrying, because of the not only the gravity but the type is showing to be a great winning strategy as well.

Leo Mariani - RBC Capital Markets - Analyst

All right. Thanks Jim.

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

Thank you.

Operator

Brian Singer with Goldman-Sachs.

Brian Singer - Goldman Sachs - Analyst

Thanks, good morning.

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

Good morning.

Brian Singer - Goldman Sachs - Analyst

Just following up on the Eagle Ford. Just given the strong results in growth that you’ve seen, can you just give us your latest on inventory and running room there? What your spacing assumptions are there, and your graphs have shown after a couple years production starts to flatten out. Is that still the case, or does that get extended for - does the growth get extended longer?

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

Yes, Brian, it’s hard to say. We carry that perpetual 500-well inventory. We drill 150 a year, and we add 150 locations through our engineering model. It depends on your price assumptions. If you have declining oil prices or static oil prices, we run out of inventory probably in four to five years and start declining, okay? And if your price of oil continues to grow at 10% like the world economy, then the world growth rate of population, consumption, then you’re talking about that inventory being extended from there.

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MAY 02, 2013 / 1:00PM, PXP - Q1 2013 Plains Exploration & Production Company Earnings Conference Call

So, we don’t have an unlimited supply of the Eagle Ford. It’s hard when you buy the best and you try to go buy more, and it’s not as good. It’s hard to pull the trigger on that. So, we got caught in the quality corner that we didn’t want to dilute what we had in the Eagle Ford by going and just buying a bunch of acreage and putting a bunch of dots on the map. So, we’re going to continue to drive production and efficiencies in the acreage we have in Eagle Ford, and continue have free cash flow and also positive revenue and earnings growth.

Brian Singer - Goldman Sachs - Analyst

Great, thanks. And then as a follow-up on Phobos, is there any way you could add any quantification to what you think resources or what a range could be from the lower tertiary, and how that compares relative to what you had thought the prospect could have prior to drilling from both that zone and the Miocene, Pliocene zones?

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

Well the major part of the potential that we initially saw was in the Pliocene and Miocene. And the tertiary drilled out about where we thought. But again on the tertiary, it’s like anything, you’re going to need more wells to find exactly where the water limits are, exactly the size of reservoir. And it’ just – it’s the classic case, we’ve got one well bore out there on a big structure. And if you want to look at the spill point, you can real get a big number. You want to look to lowest no pay, you can get a smaller number. You want to look to recoveries, or – there are so many different ways to look at it.

So what we’ve done is said, look, like at Lucius, Lucius when we made that discovery, even though it was Pliocene and Miocene, it was very visible. And everybody said it’s 100 million-plus barrels at the discovery well. After we drilled a couple wells and so forth, we’ve raised estimates, we said we have a visibility to a larger number. And after I think we’re on our fifth or sixth well out there, we’re approaching that larger number, several hundred million barrels. I think Phobos will be the same thing. I think what the beautiful part about Phobos is, is the close proximity to Lucius. It’s going to take longer to come on, so it really fits behind the Lucius initial production surge if we want to tie it back to Lucius, or if it continues to drill out like the seismic all the data shows and it’s a great standalone project. So we’re just going to be right there with the operator and Exxon, of Anadarko and just let the drill bit do the talking here from that standpoint. But as far as a lower tertiary discovery, we’re very proud of it and put the infrastructure in place that we’ve already put it in our production stream and our sanctioning thoughts around here conceptually.

Brian Singer - Goldman Sachs - Analyst

That’s great. Last question, when you look at your development plan for Lucius, when would there be available capacity at the Lucius platform for oil?

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

Well, we hope never, Brian, but there’s the eventualities, right? We’re thinking 2018 or so would be - it would be a nice time to have some more barrels out there.

Brian Singer - Goldman Sachs - Analyst

Thank you.

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MAY 02, 2013 / 1:00PM, PXP - Q1 2013 Plains Exploration & Production Company Earnings Conference Call

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

But the more significant flow would be if it was a standalone. So Lucius, it would just fill that gap between total capacity and what the strong Pliocene and Miocene reservoirs would be doing up there.

Brian Singer - Goldman Sachs - Analyst

Thanks Jim.

Operator

Dave Kistler with Simmons & Company.

Dave Kistler - Simmons & Company International - Analyst

Morning guys.

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

Hello, Dave.

Dave Kistler - Simmons & Company International - Analyst

Real quickly on Phobos, can just you refresh us on the cost of the well and then on these future wells that you’d need to delineate how big the prospect might be, kind of anticipated costs on those?

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

Well, Phobos discovery well is probably – I’m going to give you some rough numbers, say $150 million. Out of that, another $25 million was because of the sidetrack we had to do up hole. So there’s – we had emptied about $125 million, $130 million, is what a piece ran at as far as the dry hole costs. Completed well costs, will probably be another $100 million, $150 million. So you’re talking $250 million a well, somewhere in there.

Dave Kistler - Simmons & Company International - Analyst

Okay, okay. That’s helpful. And just any kind of rough estimate on how many wells you think you’d need to drill to delineate the size of the prospect similar to Lucius, you’re going to need six or so? Or –

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

It just depends on the production – depends on each additional well. We hope to get another well drilled here in the next year or so that they can help delineate the reservoir. Or we can put together a development plan and give you some thoughtful comments on that. But everything is just – Anadarko has been on such a streak about discoveries and so forth, that we’re – they have to clear their head a little bit to figure out how they’re going to develop all these things and congrats out to them. But we’re just hoping - we’re just glad we’re in the queue with them, and would they promise to pay attention. And so from our standpoint, it’s really going to be the next development well is the key is to kind of set off what we’re going to do and how we’re going to do it and what the direction is.

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MAY 02, 2013 / 1:00PM, PXP - Q1 2013 Plains Exploration & Production Company Earnings Conference Call

Remember, with the development of Lucius, we made a discovery in 2010 if you take out the BP, Macondo moratorium, we had that thing sanctioned in less than two and a half years, and with full development plans. And actually on that, the spar facility for Lucius they had to sail away from Pori, Finland and ought to be on location here within the month. And so, everything is right on schedule. So once we get in the queue there at Anadarko it’s going to go pretty quick. So we just - the key is what the next development well is going to show, and whether it’s going to be a standalone development or tie-back, or what’s the best way to capture all the resources, we’ll just make that decision then.

Dave Kistler - Simmons & Company International - Analyst

Great. Appreciate that. One more on maybe on Haynesville. You mentioned, still thinking about it as a potential divestiture candidate, can you maybe walk through the thought process on that in terms of do you view it as a better call on gas prices going forward? Or better to monetize it, reallocate the capital to kind of a higher return oil and liquid levered assets you have across the portfolio?

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

Well, which – the scenario that we’re operating under is that we’ve become part of the Freeport family, and the Haynesville will become one of the strategic assets. The interesting part about the Haynesville, I think it takes about nine rigs to keep it flat. So for our portfolio and Chesapeake’s and everything else, so it’s a powerful beast when it comes to gas production and affecting gas prices. And so between the Haynesville and the Marcellus gas production, we’re not thinking there’s going to be a tremendous upside to gas prices unless gas prices go a lot lower and wreck the production delivery capabilities of both these great fields.

So we think $5 gas is probably realistic, $4 probably, really a great price if we continue to have cold weather and cold winters. I’m sure we’ll have some spikes in between to both sides, to the downside and upside. Depending on deliverability we’re talking about a pretty small market. But the Haynesville, when we couple it with the ultra deep drilling of McMoRan in the new Freeport Company becomes a quite a very stable and powerful gas business. Because you have high deliverabilities out of the ultra deep wells, and you have high reserves – a large reserve base with the Haynesville. So between the two, you’d be a dominant player here in the Gulf Coast gas market, which seems in the next 10 years to us with the best gas market to be in with the petrochemical and refining and power generation expansions.

So we like our position there long-term. We liked it when it was PXP. We had to trade it for the BP assets. That was our thought process with PXP standalone. But I don’t know if you’ve seen the Freeport business plan. Boy, we do not lack cash to chase good opportunities in the new company. So we’re excited about the new financial base. And according to Jim Bob, we’re not going to let any opportunities get away from us. So we don’t think we’ll be cash constrained in the new environment.

Dave Kistler - Simmons & Company International - Analyst

Great. Appreciate the color, Jim. Thank you.

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

Thank you.

Operator

Duane Grubert with Susquehanna Finances.

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MAY 02, 2013 / 1:00PM, PXP - Q1 2013 Plains Exploration & Production Company Earnings Conference Call

Duane Grubert - Susquehanna Financial Group - Analyst

Yes Jim, can you talk a little bit about the drill ships that are coming, what are their capabilities? Do you have anything special that they can do that other equipment can’t do? And how full is your schedule for them? And is there any possible leverage of using the rig availability to get into other plays over time?

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

Good morning, Duane. That’s an interesting question. I was answering the first two parts of it in my head, and then I got the third one, it made me think even harder. The drill ships as part of our strategy, we have a deep inventory of development and exploratory projects in deepwater, both in the Gulf of Mexico and also in Morocco at this point in time. We wouldn’t sign three-year contracts unless we had the inventory to develop them, and this is all inventory subject to exploration success. We’re going to drill a lot of exploration wells in the next five years. From the standpoint of that’s two to three a year in our portfolio, so you’re talking almost 10 to 15 exploratory wells, realizing that these reserve adds will be important this decade. But in the production, we’ll probably come on the next decade, from 2020 to 2030. Since Phobos really finished out our production expectations for this year, and we can maybe add some stuff for this decade. We can maybe add some stuff forward, but really we’re looking forward to the next Lucius project, the next Phobos project and really developing those as the operator.

So when you step into that situation and you look at a company like Plains and now Freeport, we want what we feel is the opportunity to have some of the best equipment out there. And the Noble drill ships, the Sam Croft and the Tom Madden are brand new coming off the shelf. They both have dual BOPs. And Duane, I know you’re familiar with it, but the dual BOPs allow you to comply with the regulatory agencies of all of the accelerated inspection of the BOPs it without interrupting drilling operations. So we feel like every sixth well we drill in the Gulf of Mexico will be a [free] well, compared to the single BOP-type equipment hat has to stop and spend 20 days inspecting 20 BOPs and costing them $20 million if they don’t have the dual BOPs. You pay a little bit more on the front end, of course, and David Williams’ group over at Noble worked with us real well. And we’re just excited to be off and running with equipment that can do anything, 12,000-foot water depth, 40,000-foot drilling, and so forth. All of the specialty equipment we need to do all the work around all the Holstein platforms, and Horn Mountain, Marlin, as well as drill the exploratory wells. We’ve signed a policy here that each one of these new rigs when they come over, the first thing they’re going to do is drill an exploratory well, we’ll see if they’re lucky or not. So that’s the first hurdle, Dave, and those guys have to get past is how lucky each rig is.

So we’re excited about it. We’re looking for more rigs to accelerate our plan once the Freeport deal closes. Because obviously we won’t have the debt repayment requirements we had before, so we’ll be accelerating. And with our inventory of projects, we’ll always going to look for third-party projects, but we have a full plate that we’re going go ahead and accelerate and hopefully some more great production like Lucius will come out of it.

Duane Grubert - Susquehanna Financial Group - Analyst

That’s great. Thank you.

Operator

Nicholas Pope with Cowen Securities.

Nicholas Pope - Cowen Securities LLC - Analyst

Good morning guys.

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MAY 02, 2013 / 1:00PM, PXP - Q1 2013 Plains Exploration & Production Company Earnings Conference Call

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

Morning, Nick.

Nicholas Pope - Cowen Securities LLC - Analyst

I had a quick question about the BP deepwater assets. Just looking at the run rate that you were at in December, I think in the 10-K it kind of talked about 65,000 barrels equivalent a day during December, and looking at kind of the number for the first quarter at 60,000, 60,700, I guess. I was just trying to understand, that little bit of a down tick, is that somewhat attributed to kind of the change in control not happening until May? Is there anything we should be worried about? What’s the thought on that drop in production from where it was in December?

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

Yes, so the [compressure] issues and so forth, it’s difficult. Gulf of Mexico volatility from the standpoint we had more of it in the second - first quarter than the 65,000 barrels a day. Currently, I think we’re producing 65,000 barrels a day, Nick, so it is not an issue. The amazing part about it, how strong the production has been without a drilling rig out there. We’re doing well interventions and the guys out there are really doing a great job. And everybody - to the production looks much stronger than what we had forecast - I say much stronger - stronger than what we had forecast because of just the classic declines. So we’re excited about getting the rigs out there in the fourth quarter and getting some rig help as far as driving production, and that would be our platform rig in the fourth quarter at Holstein. And then we’ve got the drill ships show up I think in the first quarter or second quarter next year. Hopefully we’re looking for some other drilling equipment then.

So starting in 2014 it will be a fair fight. We’ll have some drilling equipment out there. But until then, we’re going to continue to scramble. We do have this unscheduled shut-in of the BP gas plant at Pascagoula, Mississippi for maintenance. It is shutting in a tremendous amount of oil production in the Gulf of Mexico. It’s shutting in Thunder Horse, [Nikika],Horn Mountain, Marlin and so forth for 36 days. So you’ll probably see the HLS crude oil tighten on the Gulf Coast, and right now we’re getting a few dollars above Brent but it got as high as $5 or $6 earlier in the quarter. So we could see stronger oil prices off of that. So unfortunately we have to shut it in, but we still think with the production volumes out of the - what we’ve seen out of the BP assets, our Gulf assets, as well as the Eagle Ford and California, that we reaffirmed guidance for the year. We’re very happy with the guidance that we have.

Nicholas Pope - Cowen Securities LLC - Analyst

Okay, that’s great. I appreciate it. And then just a kind of a little more detailed question about Phobos. I know you all had mapped out originally kind of a 25,000-acre structure that you all were targeting. I was curious, did you see that same kind of aerial extent in the Lower Tertiary, or was that number based on the just the Plio-Pleistocene stuff? And if so, I guess what would - do you all have a similar expectation for what the size aerially of the Lower Tertiary on a pre - when you all went in?

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

I think, Nick, I think we have 25,000-acre leasehold. I think through all the chatter, that got interpreted into structure. So let’s back up a little bit from leasehold and structure. I think we have a 10,000 to 15,000 acre structure on a 25,000-acre leasehold. So with that situation kind of help rein thoughts in. And when any - you take a 10,000 structure, you put those thick Pliocene and Miocene sands over it as well as this thick Tertiary sands, you can get any kind of number you want. If we had 1,000 feet of pay like Shenandoah, we’d be talking a huge number. So everybody is just taking an [observing look]. There is improvement geologically in location, we think in the next well, but we want to take the measured steps. The last thing we want to do is get out in front of ourselves and be talking about ultimate size and that type of thing until we have some more well results. So just, everybody just kind of think about it as any other of these big projects. You just take the steps until we’re clear of what we have and the engineers sign off on it. We want to be thoughtful.

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MAY 02, 2013 / 1:00PM, PXP - Q1 2013 Plains Exploration & Production Company Earnings Conference Call

Nicholas Pope - Cowen Securities LLC - Analyst

Okay. No, I appreciate the clarification. That’s all I had. Thank you.

Operator

(Operator Instructions)

Ron Mills with Johnson Rice & Company.

Ron Mills - Johnson Rice & Company - Analyst

Jim, good morning. I think you just answered one of my questions on the overall production guidance. It seems like the Eagle Ford is really making up for a lot of that down time. As you look at your Eagle Ford versus three months ago and nine months ago, is it safe to assume that you’ve been surprised at the consistency results and as you continue to radiate through your position that you’re still getting the kind of deliverability, i.e., is it out performing what you would have thought three and nine months ago?

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

Well, we got - last two years, Ron, we’ve had the discussions about how conservative we look at it versus other people.

Ron Mills - Johnson Rice & Company - Analyst

Right.

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

And so forth. Are we beating those conservative expectations? Yes. And we’re pleased with that. Are we surprised at the success of it? No. There was obviously a case in there, but the last thing we want to do is get out in front of ourself. We’d rather have the production do the talking versus us kind of pontificating and lean forward too far for you guys. So we’re - but it also gets down to execution, people, and all the variables. And we’ve had - one of the key things about there is the way Doss’s group has approached it. We’ve been able to develop a concept of being able to control the playing field with our production facilities with the rigs and the contract, and all of the vendors working together, that enable us to execute just wonderfully down there. And that’s probably the biggest, hardest thing to model is how well your execution efficiencies are going to come about. So I think that the big surprise from the standpoint is that you can talk efficiencies, but really see them come through and come through in the form of volumes instead of cost cutting. The costs have been stable, but the technological advances, but the efficiencies have really been all on the productivity side and that’s where the big surprise is. It’s not really from the wells or the production capacity, those types of things. We’re in a good spot, but when you get that kind of execution and lay it on top of great a asset, that’s the surprise or the swelling that you see what’s happening with the Eagle Ford (inaudible).

Ron Mills - Johnson Rice & Company - Analyst

Great. And then as it relates to the new drill ships and the recent lease sale in terms of your apparent high bids, is it a safe assumption that you’re going to focus a lot of your activity around the Horn Mountain, Holstein hubs and do the hub and spoke type, type process you talked about at your analyst day? Is that where you think most of the PXP-operated activity will occur as you get those rigs into the water?

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MAY 02, 2013 / 1:00PM, PXP - Q1 2013 Plains Exploration & Production Company Earnings Conference Call

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

Yes. They are also our exploratory business, as well. We’ll drill a representative amount of exploratory wells with them. The key about that is, remember, on the large leasehold that we bought when we bought the properties, we have a lot of discoveries we’ve got to tie back in that we already owned before the recent lease sale. And we’re high bidder on [any number of] running leases. So hopefully we’ve gotten one awarded, hopefully we’ll have some more awarded once we get through all that work. But yes, that inventory is very strong, and it puts us in a position to have some scale. And that scale and infrastructure leverage allows us to create a lot of business and a lot of work, because not only are we contracting for drills, we’ve got – we’ll have a huge fleet of boats and support services, as well as already ordered completion equipment, long lead items, and tubulars, and so forth.

Not only exploratory but the whole thing, wellheads. So we’re having to build a whole business around it. And again, I just can’t thank the service industry enough for what they’ve done, is reconnect with all of our Gulf of Mexico relationships and really they have offered us everything to get going. So we’re way ahead of schedule there, and we’re actually building a huge warehouse in Lafayette, Louisiana to house a lot of our interim stuff as we’re staging it before it goes off shore. Getting our supply chains in position. So we couldn’t be happier. That is why we’re accelerating the rig activity to late this year and early ‘14. So that will be a lot fun drills next year.

Ron Mills - Johnson Rice & Company - Analyst

Well, good. Well, thanks for the commentary, and we’ll talk to you hopefully in a couple of weeks. Thanks.

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

Right. Thanks.

Operator

Jorge Beristain with Deutsche Bank.

Jorge Beristain - Deutsche Bank - Analyst

Hello, good morning. Jim, I’m an analyst with Freeport McMoMan, and so please forgive any rookie question here. But you generated a $200 million approximate mark-to-market loss based on the change in the forward Brent curve. So my first question is, can you quantify how much was the change in the average forward Brent curve? And secondly, am I correct to assume that this is a one-time hit essentially based on the mark to market of the change in the net present value of those hedges?

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

It’s – we have a $200 million gain this quarter, because of the price of oil coming off. It depends on where our hedges are placed. Let me give you a little short commentary of our hedging program. I’ll pull Winston Talbert, our CFO, in here just to give you a – what we do, Jorge, is we sell – buy floors out for a couple of years and they cost us between say between $5 and $6 and they give us a floor around a $90 Brent. And just use that as a number. And as we get close to the current calendar here like here at 2013, we go ahead and sell the calls and we have $125 of calls against those $90 puts basically and making it a costless collar just so we can ensure that if the house burns down and oil goes to $60 then we insure our financials, and capital budget, and debt payment, and so forth. The asset allows us to borrow a little more money as well. And that was our model. And when oil prices go up, we basically have more of a mark-to-market hit, even though our cash flow goes up and versus when oil prices go down we have the gain. So I’m going to leave it there, and let Winston fill in the gaps. That’s as far as I want to –

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MAY 02, 2013 / 1:00PM, PXP - Q1 2013 Plains Exploration & Production Company Earnings Conference Call

Winston Talbert - Plains Exploration & Production Co - EVP, CFO

Yes, and as you move forward, we have about three years hedged. And so as you move forward and prices go up and down, the puts become either less valuable or more valuable depending upon where the oil price is. So in the first quarter as Brent went up, especially the back end of the curve went up, you saw that we had a mark-to-market loss. But as the back of the curve over the last two or three weeks has gone down significantly, we’ve had a reversal of that. So that’s just going to move around. And as we move out our hedges, we just kind of keep rolling out our hedges on a three-year type rolling basis. So you’re going to see that, but the real meat is where – what you’re settling those puts for.

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

As you know, the Freeport guys, they’re not big hedgers. So that policy is under review. How’s that?

Jorge Beristain - Deutsche Bank - Analyst

Okay. And sorry, what was the approximate dollar move per barrel in the Brent forward curve over the first quarter period that you - ? And it does say you had a $200 million loss, sorry, so I just want to clarify.

Winston Talbert - Plains Exploration & Production Co - EVP, CFO

Yes, I think it was about $8, the back end of the curve went up about $8.

Jorge Beristain - Deutsche Bank - Analyst

Okay. And my second question is, obviously you just mentioned already it’s under review, but what percentage of your oil production is hedged over 2013, ‘14 and gas?

Winston Talbert - Plains Exploration & Production Co - EVP, CFO

We have about 80% to 85% of crude hedged in this year. We have 110,000 barrels a day hedged next year. And then in 2015, we have about 88,000 barrels a day hedged, which is about, we think it’s going to be about 60% of our crude.

Jorge Beristain - Deutsche Bank - Analyst

And for gas?

Winston Talbert - Plains Exploration & Production Co - EVP, CFO

Roughly. I just haven’t looked at it. And gas we have about 50% or so hedged this year, and probably about 40% to 50% hedged next year depending upon what happens in the Haynesville.

Jorge Beristain - Deutsche Bank - Analyst

Got it. Okay. And because of the rolling nature of these contracts, is this something that could be very easily unwound? Is it a three, six-month kind of thing to unwind them, or do you just have to just naturally let them roll off?

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MAY 02, 2013 / 1:00PM, PXP - Q1 2013 Plains Exploration & Production Company Earnings Conference Call

Winston Talbert - Plains Exploration & Production Co - EVP, CFO

You can unwind them. Back in 2008, 2009, we had a big position on. We had a mark-to-market gain of like $1.2 billion, and we went ahead and unwound it and paid off debt just because we wanted to get the exposure back in the oil price. You could easily unwind them if you really wanted to. Really, it’s buying insurance for the margin, because we have a pretty big cash margin on our crude barrels right now, about $62 a barrel including the gas. So paying a little bit to ensure that you have a pretty big margin is to us a decent trade-off.

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

Yes, and when you unwind them is really when you have a significant drop in crude oil prices that when you have the big positive mark to market. So we’re obviously far from that.

Jorge Beristain - Deutsche Bank - Analyst

Got it. Thanks very much.

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

Operator, are we done?

Operator

Yes, there are no further questions at this time.

Jim Flores - Plains Exploration & Production Co - Chairman, President & CEO

Right. Thank you all for your support, and we’ll hope to see everybody on the 20th. Have a great day.

Operator

This concludes today’s conference. You may now disconnect.

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ADDITIONAL INFORMATION & FORWARD-LOOKING STATEMENTS

This press release contains forward-looking information regarding PXP that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements included in this press release that address activities, events or developments that PXP expects, believes or anticipates will or may occur in the future are forward-looking statements.

These include statements regarding:

•	completion of the proposed merger,

•	reserve and production estimates,

•	oil and gas prices,

•	the impact of derivative positions,

•	production expense estimates,

•	cash flow estimates,

•	future financial performance,

•	capital and credit market conditions,

•	planned capital expenditures, and

•	other matters that are discussed in PXP’s filings with the SEC.

These statements are based on our current expectations and projections about future events and involve known and unknown risks, uncertainties, and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Please refer to our filings with the SEC, including our Form 10-K and Forms 10-Q, for a discussion of these risks.

References to quantities of oil or natural gas may include amounts that the Company believes will ultimately be produced, but that are not yet classified as “proved reserves” under SEC definitions. In this press release, the Company uses the terms “possible reserves” and “resource potential” to describe the Company’s internal estimates of volumes of oil and gas that are not classified as proved reserves but are potentially recoverable through exploratory drilling or additional drilling or recovery techniques. Resource potential is a broader description of potentially recoverable volumes than probable and possible reserves, as defined by the SEC regulations. SEC guidelines prohibit us from including resource potential in filings with the SEC. References in this press release to oil include crude oil, condensate, and natural gas liquid volumes.

All forward-looking statements in this press release are made as of the date hereof, and you should not place undue reliance on these statements without also considering the risks and uncertainties associated with these statements and our business that are discussed in this press release and our other filings with the SEC. Moreover, although we believe the expectations reflected in the forward-looking statements are based upon reasonable assumptions, we can give no assurance that we will attain these expectations or that any deviations will not be material. Except as required by law, we do not intend to update these forward-looking statements and information.

IMPORTANT ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER AND WHERE TO FIND IT:

In connection with the proposed business combination transaction between PXP and FCX, FCX has filed with the SEC a registration statement on Form S-4 that contains a definitive proxy statement of PXP that also constitutes a prospectus of FCX. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT PXP, FCX, THE PROPOSED TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by PXP and FCX through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of PXP or FCX at the following:

Plains Exploration & Production Company

700 Milam, Suite 3100

Houston, TX 77002

Attention: Investor Relations

Phone: (713) 579-6000

Email: investor@pxp.com

Freeport-McMoRan Copper & Gold Inc.

333 N. Central Ave.

Phoenix, AZ 85004

Attention: Investor Relations

Phone: (602) 366-8400

Email: ir@fmi.com

PARTICIPANTS IN THE SOLICITATION

PXP and FCX, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding directors and executive officers of PXP is contained in the proxy statement/prospectus dated April 18, 2013, which is filed with the SEC. Information regarding FCX’s directors and executive officers is contained in FCX’s definitive proxy statement dated April 27, 2012, which is filed with the SEC.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.